Filed by Omniture, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Visual Sciences, Inc.
Commission File No.: 000-31613
The following presentation is being used by Omniture, Inc. at meetings with employees of Visual Sciences.

Omniture Welcomes Visual Sciences Josh James CEO and Co-Founder

What We Do We provide an online business optimization platform that our customers use to measure, optimize and automate their online and multi-channel business initiatives.

This Combination is Very Exciting Deliver a richer solution set to over 4,000 customers Accretive to earnings immediately after closing Increased revenue and efficiency to invest more aggressively in the technologies and sales organizations

Experienced Internet and Software Team

JOSH JAMES	CEO and Co-Founder	10 years CEO online marketing and web analytics
CHRIS HARRINGTON	President Worldwide Sales	VP Sales, Computer Associates; Domain Systems
MIKE HERRING	CFO and EVP	CFO, MyFamily.com; ThirdAge Media; Anergen
JOHN PESTANA	EVP Customer Success and Co-Founder	Web analytics pioneer - 10 years
BRETT ERROR	CTO and EVP Products	CTO, Omniture - 8 years
NEIL WESTON	General Manager EMEA and SVP	GM EMEA, Siebel Systems
SHAWN LINDQUIST	CLO and SVP	Wilson Sonsini Goodrich & Rosati; Novell
MIKE DODD	SVP Corporate Development	VC, Investment Banker, Corp Dev
GAIL ENNIS	SVP Marketing	VP Marketing, BEA Systems; Oracle
LINA GEORGE	SVP Human Resources	Sterling Commerce; Maxtor; Verio; AT&T
JOHN MELLOR	SVP Business Dev. & Corp. Strategy	VP BD Computer Associates, Co-Founder Viewpoint
PATRICK KELLIHER	VP Finance and Controller	VP Finance, Cadence Design Systems; 3COM
JOHN VANDERMAY	VP Engineering	VP Engineering, Cognos
BRANDON PULSIPHER	VP Network Operations	VP Net Ops, Omniture - 8 years
WOLFGANG MAASBERG	VP North America Sales	VP North America Sales, Coremetrics
DON CASH	VP Mid-Market Sales	Siebel head of Mid Market Sales
MATT BELKIN	VP Best Practices	8 years analytics – Adobe; Yahoo!; Macromedia
MARK DILLON	VP Channel Sales	WebSideStory

4 November 14, 2007 OMNITURE™

JPI Web Development SuperStats (AD Supported) Enterprise Launch SMB Portal Enterprise R&D Customers Sold to Verisign SiteCatalyst Branding, Sales, Marketing & Distribution OMTR Omniture Acquires Instadia Omniture Acquires TouchClarity Omniture Completes Secondary Offering Omniture Acquires Offermatica Omniture and Visual Sciences Join Forces 1996 1997 1999 2001 2002 2006 2007 2007 2007 2007 2007 Evolution of Omniture

Omniture Snapshot Public Company on NASDAQ: OMTR 2006 86% Revenue Growth over 2005 Global Market Leader for Web Analytics IDC Sept. 07 2nd Largest Market Cap for On-Demand Companies Fastest-Growing Public Software Company 2,700 Customers Q3 07 578 Employees Q3 07 170 Patents & Patent Applications 560 Billion Transactions Q3 07 9,200 Servers, 7 Data Centers

Performance • Revenue Growth All non-GAAP numbers have been adjusted to exclude certain items. A reconciliation of specific adjustments to GAAP results for this quarter is included in the GAAP to non-GAAP slide, included at the end of this presentation. A reconciliation of non-GAAP adjustments to GAAP results are also included on the Investor Relations section of our corporate Web site at www.omtr.com. Revenues presented above represent non-GAAP amounts, which exclude acquisition related deferred revenue adjustments. Gross margin percentages presented above represent non-GAAP amounts, which exclude acquisition related deferred revenue adjustments, stock-based compensation expense and amortization of intangible assets. Adjusted EBITDA is a non-GAAP financial measure, and refers to Earnings Before Interest, Taxes, Depreciation and Amortization. Adjusted EBITDA also excludes stock-based compensation expense. 0 $5M $10M $15M $20M $25M $30M Q2 Q3 Q4 Q1 2005 2006 2007 Q2 Q3 Q4 Q1 Q2 Q1 $35M -30% -15% 0% 15% 30% 45% 60% 75% Gross Margin Adjusted EBITDA Margin Quarterly Revenue (In Millions) Q3

Performance • Revenue Growth • Customer Growth 0 250 500 750 1000 1500 2000 Q2 Q3 Q4 Q1 2005 2006 2007 Q2 Q3 Q4 Q1 Q2 Q1 2500 Total Customers 1250 1750 2250 Q3

Performance • Revenue Growth • Customer Growth • Usage Growth 0 100 200 300 400 500 600 Q2 Q3 Q4 Q1 2005 2006 2007 Q2 Q3 Q4 Q1 Q2 Q1 Quarterly Transactions (In Billions) Q3

Performance • Revenue Growth • Customer Growth • Usage Growth • Expansion of Product Portfolio

Performance • Established as a Global Market Leader • Revenue Growth • Customer Growth • Usage Growth • Expansion of Product Portfolio

MEDIA RETAIL FINANCE TRAVEL TELECOM OTHER TECHNOLOGY AUTOMOTIVE Leading Companies Run Omniture

Continuing to Sign the World's Best Companies Key New Customers

20 40 60 80 100 120 140 160 180 200 East West North Sizing the Market Alexa Ranking Enterprise Mid-Market SMB/Hobby Monthly Page Views Millions Of Sites Thousands Billions 20 40 60 80 100 120 140 160 180 200

Sizing the Market Alexa Ranking Mid-Market SMB/Hobby Monthly Page Views / ACV Millions Of Sites Enterprise 20 40 60 80 100 120 140 160 180 200 East West North

Millions Of Sites Alexa Ranking Market Opportunity = $3 - 4B Sizing the Market Monthly Page Views / ACV Enterprise Mid-Market SMB/Hobby 20 40 60 80 100 120 140 160 180 200 East West North

Millions Of Sites Alexa Rank Mid-Market SMB/Hobby Enterprise Sizing the Market Increased Products Makes Opportunity Larger! Monthly Page Views / ACV ROI

Market Opportunity



ROI
Web Analytics & Server Behavior
1995–2002
Reporting, Decision Support and User Behavior
2002–2005+
Testing & Optimization
2005–2007+
Automated Discovery & Automation Action
2007+
Sophistication
Measure Behavior
Manual or Batch Improvements
Automated, Real-Time Behavioral Optimization
SiteCatalyst Behavioral DataWarehouse

23 November 14, 2007
© 2007 Omniture Inc, Confidential & Proprietary
OMNITURE

Our Opportunity Together Combined Company Dramatically Accelerates Development and Delivery of Industry-Defining Business Optimization Platform

Here's What We Focus On Together Customers Focus on delivering value to customers. People Bringing together great people. Compelling Solution Industry leading technology development that solves real world opportunities. Market Position We are clearly in a great position as we move into the much broader market of Online Business Optimization (language, marketing, tone). Winning - Competitive Drive Desire to win and passion for where this industry can go. Leave the others behind.

Thank You and Questions welcomes

Cautionary Statement Regarding Forward-Looking Statements
     This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about the benefits of the proposed Omniture/Visual Sciences transaction, including, but not limited to, the delivery of richer solutions to customers, increased revenue, increased market opportunity, acceleration of development and delivery of products and the expectation that the transaction will be accretive to earnings. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required stockholder approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Omniture expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of either the Omniture or Visual Sciences stockholders to approve the proposed merger, and other economic, business, competitive, and/or regulatory factors affecting Omniture’s business generally, including those set forth in Omniture’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K and other SEC filings. Omniture is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.
Additional Information and Where You Can Find It
     Omniture intends to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of Omniture and Visual Sciences and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Omniture and Visual Sciences. Investors and security holders of Omniture and Visual Sciences are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Omniture, Visual Sciences and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Omniture or Visual Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Omniture by contacting Omniture’s Investor Relations at ir@omniture.com or via telephone at (801) 722-7037. Investors and security holders may obtain free copies of the documents filed with the SEC by Visual Sciences at vscn@marketstreetpartners.com or via telephone at (858) 546-0040. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.
     Omniture and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Omniture and Visual Sciences in favor of the proposed transaction. Information about the directors and executive officers of Omniture and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
     Visual Sciences and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Sciences and Omniture in favor of the proposed transaction. Information about the directors and executive officers of Visual Sciences and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.